[ACCENTURE LETTERHEAD]
VIA EDGAR
October 11, 2005

Re:	Accenture SCA
Preliminary Information Statement filed October 7, 2005
File No. 000-49713
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
     On behalf of Accenture SCA, a Luxembourg partnership limited by shares, we refer to the preliminary information statement on Schedule 14C relating to Accenture SCA’s Annual General Meeting of Shareholders filed with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 via EDGAR on October 7, 2005.
     Accenture SCA intends to release a definitive information statement to shareholders on October 19, 2005.
     If you should have any questions or comments regarding the preliminary information statement, please contact me at 312.693.1829.

Very truly yours, ACCENTURE SCA, represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory
By:	/s/ Michael E. Hughes
Name:	Michael E. Hughes